Mammoth Energy Services, Inc.
14201 Caliber Drive, Suite 300
Oklahoma City, OK 73134

January 17, 2018

Via Edgar

United States Securities and Exchange Commission
The Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Attn:    H. Roger Schwall, Assistant Director

Re:    Mammoth Energy Services, Inc.
Registration Statement on Form S-3
Filed November 1, 2017
File No. 333-221268
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 24, 2017
Form 8-K
Filed October 27, 2017
File No. 1-37917
Supplemental Response Dated December 12, 2017

Dear Mr. Schwall:

Mammoth Energy Services, Inc., a Delaware corporation (the “Company”), is in receipt of the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 2, 2018 (the “Comment Letter”) with respect to the Company’s filings referenced above.

The Company hereby respectfully requests that its response deadline to the Comment Letter be extended from Wednesday, January 17, 2018, to Wednesday, January 24, 2018, to allow the Company sufficient time to address the Staff’s comments included in the Comment Letter.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

United States Securities and Exchange Commission
January 17, 2018

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 608-6007.

Sincerely,

/s/ Mark Layton
Mark Layton

cc:    Seth R. Molay, P.C.
Akin Gump Strauss Hauer & Feld LLP